[LETTERHEAD OF EILENBERG & KRAUSE LLP]

November 24, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	Tower Semiconductor Ltd. Form 20-F for fiscal year ended December 31, 2008 Filed June 30, 2009 File No. 0-24790

Dear Mr. Vaughn:

        We are counsel to Tower Semiconductor Ltd. (the “Company”) and are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of November 12, 2009 (the “Letter”) regarding the above-captioned filing. We are today filing Amendment No.1 on Form 20-F/A to the Form 20-F for the fiscal year ended December 31, 2008 (the “Amendment”).

        We are providing the text of the comments included in the Letter in bold below for convenience purposes. Our responses to the comments included in the Letter are as follows:

Item 5. Operating and Financial Review and Prospects, page 38

Results of Operations, page 46

1.     We note that revenues from your acquisition of Jazz Technologies contributed $56.3 million to your total revenues for 2008, however, total revenues increased just $20.8 million from 2007 to 2008. With a view towards providing investors with greater insight into your operations and possible future results of operations, please revise future filings to include greater analysis of the changes in your revenues. For example, discuss the underlying causes of the decline in revenues for legacy Tower operations from 2007 to 2008 and discuss whether there are any trends, positive or negative, impacting any of your product lines.

        We have noted the Staff’s comment and will revise future filings accordingly.

Trend Information, page 59

2.     In your future filings, as applicable, please expand your disclosure here to provide a comprehensive discussion of the disclosure required by Item 5.D. In this regard, we note that page 3 of the Thompson StreetEvents transcript of your Q4 2008 conference call, conducted on February 19, 2009, contains a statement by your chief executive officer regarding an expected increase in average selling price of approximately 20% in the first quarter at your Israeli-based fabs and an additional 5% increase at your US-based fab.

        We have noted the Staff’s comment and will revise future filings accordingly.

Item 15. Controls and Procedures, page 87

Internal Control over Financial Reporting, page 87

3.     We note from the auditor’s report on internal control over financial reporting on page F-1.2 that “as described in Item 15...management excluded from its assessment the internal control over financial reporting at Jazz Technologies, Inc., which was acquired on September 19, 2008” and that the auditor has similarly excluded Jazz Technologies from its assessment of internal control over financial reporting. However, managements’ report on internal control over financial reporting here does not include any disclosures suggesting that it excluded from its assessment the internal control over financial reporting at Jazz Technologies, Inc. As appropriate, please amend the filing to revise the disclosures here or in the auditors report on page F-1.2 to clarify whether the assessments included the internal control over financial reporting at Jazz Technologies, Inc. In this regard, to the extent that management excluded the internal control over financial reporting at Jazz Technologies, please revise to include the disclosures required by Question 3 of the SEC Frequently Asked Questions on Management’s Report on Internal Control over Financial Reporting dated September 24, 2007.

        In the Amendment, we have revised the disclosure under Item 15 to clarify that management’s assessment of internal controls over financial reporting excluded Jazz Technologies, Inc., and to include the information called for by the referenced Staff guidance.

      The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any questions about the responses above or require any further information with respect to the Amendment, please feel free to contact me directly at 212-986-9700.

Sincerely, Sheldon Krause